*KW 3/15

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH. D.C.
201

15046475

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st, 2014 (MM/DD/YY) AND ENDING December 31st, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Street Securities LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 35th Floor
(No. and Street)

New York (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David DeBlase (212) 803-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterHouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David De Blase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Street Securities LLC, as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

RICHARD M ANDREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6163244
Qualified in New York County
My Commission Expires March 19, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

South Street Securities LLC
Index
December 31, 2014

Page(s)

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–9

pwc

Report of Independent Registered Public Accounting Firm

To Management of South Street Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of South Street Securities, LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F:(813) 286 6000, www.pwc.com/us

South Street Securities LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 9,744,699
Financial instruments owned, at market value (cost $1,646,535,825)	1,646,184,750
Receivable and deposits with clearing organizations	19,863,595
Securities purchased under agreements to resell	19,687,329,287
Accrued interest receivable	912,537
Other assets	235,912
Total assets	$ 21,364,270,780
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 21,192,481,788
Payable to clearing organization	52,398,836
Other trading liability	3,118,768
Accrued expenses	1,089,233
Total liabilities	21,249,088,625
Member's equity	115,182,155
Total liabilities and member's equity	$ 21,364,270,780

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 5). SSSF and CMET LLC are both wholly owned subsidiaries of South Street Securities Holdings Inc. ("SSSH").

2. Summary of Significant Accounting Policies

Cash

Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Financial Instruments Owned

Financial instruments owned consist of U.S. Treasury Bills and Notes. They are accounted for as trading securities recorded on a trade date basis and carried at fair value with changes in fair value recognized in the statement of operations.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Accordingly, no income tax provision is reflected in the Company's financial statements. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of SSSH, the Company's ultimate parent.

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards.

As of December 31, 2014, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2014, the Company has received securities with market values of $20,238,664,854 under resale agreements and pledged securities with market values of $21,170,819,533 under repurchase agreements, after netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities. As of December 31, 2014, the Company had forward commitments to enter into repurchase agreements in the amount of $3,000,000,000.

South Street enters into repurchase to maturity and reverse repurchase to maturity agreements whereby the term of the repo contract coincides with the maturity date of the underlying collateral, from which South Street continues to accrue interest income and expense. As of December 31, 2014 the contract amount for the repurchase to maturity and reverse repurchase to maturity agreement was $3,601,064,534 and $3,719,425,865, respectively. The total fair value of collateral for these transactions was securities owned and securities sold, not yet purchased, were $3,647,856,660 and $3,712,912,250, respectively. All collateral from these transactions would be classified as level 1, as observable prices are readily available. These transactions meet the criteria for sale and purchase accounting.

The Financial Accounting Standards Board (FASB) issued ASU 2014-11, a new standard that changes the accounting for repurchase-to-maturity transactions and enhances the required disclosures for repurchase agreements and other similar transactions. These transactions will be accounted for as secured borrowings rather than sales of assets with separate forward repurchase or resale commitments. The standard requires new disclosures for transactions similar to repos in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets. It also requires additional disclosures about the nature of collateral pledged in repos that are accounted for as secured borrowings. All of the provisions are effective for annual periods beginning after December 15, 2014.

As part of the Company's matched-booked trading activities the Company enters into futures transactions to manage its interest rate risk.

Use of Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Contract with an Affiliate
The accompanying financial statements have been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed if South Street had been operated as an unaffiliated entity.

3. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

At December 31, 2014, included in securities purchased under agreements to resell on the statement of financial condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting applied to the FICC reverse repurchase to maturity and FICC repurchase agreement balances was $3,108,932,817. No other netting has been applied to the reverse repurchase to maturity and Repo balances. Customers whose individual balances account for 10% or more of total securities purchased under agreements to resell on the statement of financial condition have a total balance of $19,347,792,750 including FICC, prior to netting.

Securities purchased under agreements to resell are collateralized by obligations of the U.S. Government and its agencies.

As of December 31, 2014, the Company has pledged $96,559,608 of securities obtained under resale agreements to FICC. The size of the pledged amount is subject to change from time to time and is dependent upon the volume of business transacted.

4. Member's Equity

During the year ended December 31, 2014, the Company received $9,935,565 in aggregate capital contributions from SSSF. For the year ended December 31, 2014, the Company has made distributions of $18,948,836 to SSSF.

5. Related Parties

Program Agreement
In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement.

The Company is required to pay to CMET LLC, the program administrator, an administrative fee for providing certain portfolio management, operational and administrative services to the Company.

Data Processing
For the year ended December 31, 2014, the Company incurred costs related to data processing and consulting services that were provided by Matrix Applications LLC, an entity that is an affiliate.

Securities purchased under agreements to resell
For the year ended December 31, 2014 the company entered into reverse repurchase agreements with KT Securities LLC (KT), an entity that is an affiliate. As of December 31, 2014 the Company had no open reverse repurchase agreements with KT.

During the year ended December 31, 2014 the company entered into reverse repurchase agreements with counterparties that were also shareholders of SSSH. As of December 31, 2014 the Company had $4,563,923,699 open reverse repurchase agreements with these counterparties.

6. Commitments and Contingencies

Software License and Technology Commitments
South Street has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide certain software and maintenance services used to operate the Repo Program. The agreement provides for South Street to pay a $41,500 monthly lease fee. For the year ended December 31, 2014, the Company incurred $498,000 in fees under this agreement which is included in equipment, software and market data services in the accompanying statement of operations.

General
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

7. Derivatives Used for Trading and Financial Activities

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. The futures contracts the Company used include U.S. Treasury, Mortgage Backed, Federal Funds and Eurodollar contracts. At December 31, 2014, the Company used these contracts primarily as an economic hedge of interest rate risk associated with its financing activities of fixed income instruments. The Company also enters into securities financing transactions that mature on the same date as the underlying collateral. These transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. The contract amounts and fair values of the Company's derivatives at December 31, 2014 by product were as follows:

Fair Value of
Derivative Instruments
As of December 31, 2014

	Description	Number of Contracts	Fair Value
Assets			
Derivatives used for trading			
Commodity contracts	U.S. Treasury Futures (1)	2,053	$ (354,695)
	Mortgage Backed Futures (1)	575	22,919
	Federal Funds (1)	4,020	(1,149,404)
	Euro Dollars (1)	6,638	(1,637,588)
Total Assets		13,286	$ (3,118,768)
Liabilities			
Derivatives used for trading			
Other contracts	Forward Purchase Commitment (2)	44	$ 16,100,771
Total Liabilities		44	$ 16,100,771

(1) Included in other trading liability on the statement of financial condition
(2) Included in Securities sold under agreements to repurchase on the statement of financial condition

8. Fair Value of Measurement

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as observable prices were readily available or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly. The carrying amounts of the Company's financial assets and liabilities, including cash, receivable and deposits with clearing organizations, securities purchased under agreements to resell, and securities sold under agreements to repurchase approximate fair value because of the short-term maturity of these instruments. Such amounts are reflected as Level 1 within the fair value hierarchy.

The following table presents the investments carried on the Statement of Financial Condition by level within the valuation hierarchy as of December 31, 2014.

	Level 1	Level 2	Level 3	Balance as of December 31, 2014
Assets				
U.S. Treasury Bills & Notes	$ 1,646,184,750	$ -	$ -	$ 1,646,184,750
Commodity Contracts:				
U.S. Treasury Futures	-	(354,695)	-	(354,695)
Mortgage Backed Futures	-	22,919	-	22,919
Federal Funds	-	(1,149,404)	-	(1,149,404)
Euro Dollars	-	(1,637,588)	-	(1,637,588)
	$ 1,646,184,750	$ (3,118,768)	$ -	$ 1,643,065,982
Liabilities				
Forward Purchase Commitments	$ -	$ 16,100,771	$ -	$ 16,100,771
	$ -	$ 16,100,771	$ -	$ 16,100,771

Certain financial instruments that are not carried at fair value on the Balance Sheet are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash; securities purchased under agreements to resell; accrued interest receivable and securities sold under agreements to repurchase.

	Carrying value	Level 1	Level 2	Level 3	Total Fair Value December 31 2014
		Estimated fair value hierarchy			
Financial Assets					
Cash	$ 9,744,699	$ 9,744,699	$ -	$ -	$ 9,744,699
Securities purchased under agreements to resell	19,687,329,287	-	19,687,329,287	-	19,687,329,287
Accrued interest receivable	912,537	912,537	-	-	912,537
	$ 19,697,986,523	$ 10,657,236	$ 19,687,329,287	$ -	$19,697,986,523
Liabilities					
Securities sold under agreements to repurchase	$ 21,192,481,788	$ -	$ 21,192,481,788	$ -	$21,192,481,788
	$ 21,192,481,788	$ -	$ 21,192,481,788	$ -	$21,192,481,788

9. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014, South Street had net capital of $84,883,905 which was $84,633,905 above its required net capital of $250,000.

South Street is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2014, the Company was not required to and did not hold any customer money or securities.

10. Subsequent Events

As of February 25, 2015, the date which the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2014, which requires recognition or disclosure in the financial statements.